
03057072



Discovery Partners International

# 2002 ANNUAL REPORT



Focus

CRYSTAL FARM

Technology Development Operational Performance Financial Achievement Customer Satisfaction

## 2002 ACCOMPLISHMENTS

**Technology**

- Completed development of μARCS Technology with enriched capability for multipe assay formats
- Developed Crystal Farm Imaging System for high throughput protein crystallography applications

**Financial**

- Achieved record sales of over $41 million
- Achieved positive EPS (net of goodwill write down) in Q-4

**Operations and Infrastructure**

- Appointed Taylor J. Crouch as President and COO
- Appointed Douglas Livingston as Senior Vice President, Discovery Chemistry
- Accomplished delivery objectives in our largest collaboration
- Integrated synthetic, medicinal, and computational chemistry as well as biology teams into successful lead optimization programs
- Expanded South San Francisco facility
- Consolidated Xenometrix operations

## 2003 GOALS

**Technology**

- Develop next generation X-Kan combinatorial chemistry system
- Complete multiple μARCS pilot programs with partners
- Commercialize Crystal Farm Imaging System

**Financial**

- Achieve positive EPS on meaningful revenue growth

**Operations and Infrastructure**

- Progress multiple client programs through to lead candidate status
- Streamline global chemistry capabilities while enabling topline and margin growth

## 2002 FINANCIAL HIGHLIGHTS

**Consolidated Statement of Operations:**

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenue | $ 41,315 | $ 41,134 | $ 36,264 |
| Operating Loss | $ (64,379) | $ (14,646) | $ (13,182) |
| Net Loss | $ (62,112) | $ (11,148) | $ (11,697) |
| EPS | $ (2.55) | $ (0.46) | $ (0.89) |

**Balance Sheet**

| (DOLLARS IN THOUSANDS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash and Cash Equivalents and Short-term Investments | $ 69,636 | $ 77,265 | $ 97,690 |
| Working Capital | $ 77,892 | $ 88,550 | $ 106,987 |
| Total Assets | $ 104,443 | $ 167,022 | $ 178,293 |
| Long Term Debt | $ 306 | $ 1,082 | $ 944 |
| Total Equity | $ 96,532 | $ 157,042 | $ 166,562 |


$45
40
35
30
25
20
15
10
5
0
Revenue in millions of dollars
6.2
13.1
36.3
41.1
41.3
1998
1999
2000
2001
2002
0
1
2
3
4
5
6
7
8
$9
Earnings per share in dollars
(8.20)
(3.00)
(0.89)
(0.46)
(0.45)*

* 2002 EPS excludes impairment of goodwill and other intangible assets of $51,090,984. EPS including this charge is ($2.55)

# To our Shareholders, Customers, Partners and Employees



2002 was a challenging year for Discovery Partners' customer base—the pharmaceutical and biotechnology industry. Large pharmaceutical companies faced shortages of new products in the R&D pipeline, pricing pressures, and patent expirations, while biotechnology companies experienced significant declines in equity value and restricted access to capital markets. In this challenging environment, Discovery Partners continued to consolidate its position and sustain its focus on becoming the premier supplier of technologically innovative products and services to accelerate the drug discovery process.

During the year, we made significant enhancements to our organization by strengthening the management team, streamlining the organization, and improving the company's financial infrastructure. We successfully delivered on our major multiyear collaboration with Pfizer, while closely controlling our expenses. We ended the year with the strongest quarter in our history, achieving record revenues and profitability (excluding FAS 142 charges).

This is our third annual report as a publicly traded company. In 2000, we reported on our series of acquisitions and successful IPO. In 2001, we outlined the consolidation of the company, from several independent entities to a cohesive team with a shared mission and vision. In 2002, we proudly celebrated the achievement of several milestones in product development, operational performance, financial achievement, and, most importantly, customer satisfaction.

We have come a long way in the past three years, always guided by a consistent vision and values:

- We strive to be the preferred partner for our drug-developing customers.
- We strive to provide our customers with the most advanced technologies combined with access to motivated, first-class scientists.
- We strive to operate efficiently, profitably, and with a strong management team to achieve the performance expected by our shareholders.


DISCOVERY PARTNERS
INTERNATIONAL
9640

**We're pleased with our many accomplishments in 2002, which included significant ramp-up in key client collaborations, expansion of our capabilities from automated crystallization technologies (Crystal Farm) through to our ultra-high throughput screening platform (µARCS), encouraging progress in a number of our client drug discovery collaborations, and significant financial progress on our way to profitability. We note expanded demand for our core business offerings across all of our key client groups throughout North America, Europe, and Japan. I'm pleased to be working with the talented group of professionals throughout the DPI organization, and look forward to continued successes in 2003.**



TAYLOR J. CROUCH, President and Chief Operating Officer

- We strive to develop and enhance the company organically, with an eye toward consolidating our fragmented industry.
- We strive to maintain the highest scientific and ethical standard, and to provide a stimulating and rewarding working environment for our employees.

Through our commitment as a partner, we expect to share in the financial success of our customers in proportion to the intellectual and scientific contributions we provide them.

In July 2002, Taylor Crouch joined the company as President and Chief Operating Officer. Taylor brings over twenty years of experience in the pharmaceutical industry to Discovery Partners. In his prior role as CEO of Variagenics, he was a pioneer in the field of pharmacogenomics, raising over $120 million in private equity and IPO financing. For eight years before joining DPI, he was Senior Vice President, Worldwide Marketing and Strategic Development, at PAREXEL International Corp. Taylor also spent ten years in the pharmaceutical industry at Schering-Plough International and Pfizer. His arrival at DPI has greatly enhanced our ability to meet customer expectations and scientific needs, while ensuring sound operational controls.

In December 2002, Dr. Doug Livingston joined us as Senior Vice President, Chemistry. Doug also brings to the company over twenty years of relevant experience, having held significant research management positions in the pharmaceutical industry, including Upjohn, Burroughs Wellcome (now GSK), La Jolla Pharmaceutical Co., Axys Pharmaceuticals, and the Genomics Institute of the Novartis Research Foundation. Most recently he served as Vice President, Chemistry and New Technologies at Structural Genomix. Chemistry is a core technology at Discovery Partners, and Doug's expertise and vision enhance the overall standard of our capabilities.

In late 2002, we mourned the loss of Dr. David Coffen, our former Chief Scientific Officer, who died after losing an eight-month battle with cancer. His contributions in the crucial start-up years of Discovery Partners will not be forgotten, and the Discovery Partners family will miss him.

With the addition of Taylor and Doug, our management team is poised to tackle the next phase of profitable growth and expan-

**The rich tapestry of experience and knowledge that exists within DPI is unique in both quality and scope. This asset represents a legacy accumulated from our history of collaboration with the best companies in the industry. I am excited about the opportunity to realize this potential and further increase the value of our product offering.**



DOUGLAS A. LIVINGSTON, PHD, Senior Vice President and General Manager, Discovery Chemistry Services sion. We have organized our resources into three units reporting to Taylor:

• The Discovery Chemistry Unit, headed by Dr. Doug Livingston, is focused on developing new and innovative chemistries for primary screening.

• The Integrated Drug Discovery Unit, headed by Dr. Urs Regenass, is committed to executing all-encompassing collaborations—from target identification to delivery of preclinical drug candidates—utilizing expertise that includes medicinal chemistry, screening, computational chemistry, and toxicology.

• The Discovery Systems Unit, headed by John Lillig, our Chief Technology Officer, is dedicated to developing and marketing new technologies in all fields of drug discovery.

***Discovery Chemistry*** is the largest of DPI's units. In 2002, we focused on realizing stated commitments to our major collaborators. We began the year in a research mode, developing new chemistries. During the second half, we greatly expanded our synthesis and purification capabilities, and delivered an unprecedented number of pure, novel, druglike compounds to Pfizer, Merck, and other leading pharmaceutical companies around the world. We discontinued the development and production of nonexclusive compound libraries, which are sold out of inventory, in order to accommodate the shift in market demand away from large, diverse, nonexclusive discovery libraries toward targeted, exclusive chemistries. By responding to the market, we directed our resources toward a more predictable and lucrative segment of the chemistry business.

***Integrated Drug Discovery*** This unit offers collaborations synthesizing the breadth of our capabilities in lead finding, lead optimization, informatics, and toxicology. We are pleased at the uptake of this business from our large and mid-sized pharmaceutical collaborators. Also, this offering is particularly attractive to biotechnology companies interested in creating promising novel chemical leads for biological targets of therapeutic relevance in an expeditious and cost-effective manner. As an increasing number of potential biotech customers have grown concerned



**Our clients around the world are increasingly entrusting us with the challenge of turning their promising biological targets into viable drug discovery programs. We're pleased to be progressing a number of the programs from lead finding into high quality drug candidates — utilizing our industry-leading technologies and expertise.**

Urs Regenass, PhD, Vice President, Integrated Drug Discovery about their liquidity position, we have set priorities to pursue opportunities with shorter term, measurable returns, avoiding collaborations where the payback is either questionable or well beyond our planning horizon. In 2003, we aim to progress many promising programs from the stage of lead finding to the selection of lead candidates – a key research milestone for our partners.

***Discovery Systems*** had a very productive 2002, completing the development and deployment of the µARCS high-throughput screening system, while also developing Crystal Farm, a novel high-throughput crystallography imaging system in record time. At the beginning of 2003, we entered into a major collaboration with GSK to extend the capabilities of our NanoKan High-Throughput Chemistry synthesis system in the field of automated combinatorial chemistry. In addition, we entered into a licensing and technology collaboration with Mimotopes Pty. Ltd. We will continue to invest in new technologies to provide our customers, and our own scientists, with cutting-edge tools to enhance the drug discovery process.

Discovery Partners has never been in a stronger operational or competitive position. We will continue to manage the company for profitability, while investing in new technologies to fuel future growth. We will also continue to explore opportunities to further accelerate growth through M&A transactions.

We have a team of talented and visionary professionals who are dedicated to making Discovery Partners International profitable and, with their skilled contributions, we look forward to continued success in 2003.



**RICCARDO PIGLIUCCI**

CHAIRMAN AND CHIEF EXECUTIVE OFFICER, DISCOVERY PARTNERS INTERNATIONAL, INC.

**Our Discovery Systems Division creates cutting edge drug discovery technology platforms. The focus of our development efforts has evolved from our initial roots in combinatorial chemistry, to advancements in ultra high-throughput screening, to new product offerings in protein crystallography. With our soon to be available X-Kan Systems, combinatorial chemists will be able to efficiently synthesize high quantity, high purity solid phase libraries with state-of-the-art automation. With our µARCS Technology, biologists are able to screen hundreds of thousands of compounds against a broad selection of biochemical and cell based assays rapidly and very cost effectively. With our newly launched Crystal Farm Imaging System, crystallographers are able to remotely incubate and monitor thousands of protein crystallization experiments from the convenience of their web browser.**



JOHN LILLIG, Chief Technology Officer

# *2002 Financial Review*



Craig Kussman
Chief Financial Officer,
Vice President Finance and
Administration and Secretary

TABLE OF CONTENTS

# Selected Consolidated Financial Information

(IN THOUSANDS, EXCEPT PER SHARE DATA)

| Years Ended December 31, | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Consolidated Statement of Operations Data:** | | | | | |
| Revenues | $ 41,315 | $ 41,134 | $ 36,264 | $ 13,076 | $ 6,214 |
| Cost of revenues: | | | | | |
| Cost of revenues before additional charges | 28,221 | 20,460 | 18,343 | 8,235 | 2,786 |
| Additional charges: | | | | | |
| Provision for discontinued products and obsolete inventory | 5,781 | 4,397 | – | – | – |
| Anticipated contract loss | 1,485 | – | – | – | – |
| Gross margin | 5,828 | 16,277 | 17,921 | 4,841 | 3,428 |
| Operating expenses: | | | | | |
| Research and development | 6,222 | 12,982 | 8,934 | 3,538 | 5,058 |
| Selling, general and administrative | 12,271 | 11,019 | 8,414 | 4,439 | 4,984 |
| Impairment of goodwill and other intangible assets | 51,091 | – | – | – | – |
| Amortization of stock-based compensation and other non-cash compensation charges | 623 | 1,074 | 1,376 | 311 | – |
| Amortization of goodwill | – | 5,848 | 3,379 | – | – |
| Write-off of in-process research and development | – | – | 9,000 | – | – |
| Total operating expenses | 70,207 | 30,923 | 31,103 | 8,288 | 10,042 |
| Loss from operations | (64,379) | (14,646) | (13,182) | (3,447) | (6,614) |
| Interest income (expense), net | 2,037 | 3,252 | 1,247 | 211 | 273 |
| Foreign currency gains (losses) and other income (expense), net | 230 | 246 | 238 | (134) | 63 |
| Net loss | $ (62,112) | $ (11,148) | $ (11,697) | $ (3,370) | $ (6,278) |
| Net loss per share, basic and diluted | $ (2.55) | $ (0.46) | $ (0.89) | $ (3.00) | $ (8.20) |
| Shares used in calculating net loss per share, basic and diluted | 24,315 | 24,016 | 13,177 | 1,125 | 765 |
| **Other Data:** | | | | | |
| Net cash (used in) provided by operating activities | (2,135) | (1,529) | 3,360 | (5,735) | (3,267) |
| Net cash used in investing activities | (39,646) | (45,450) | (9,204) | (5,894) | (2,068) |
| Net cash (used in) provided by financing activities | (610) | 477 | 100,453 | 3,799 | 15,769 |

| As of December 31, | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Selected Consolidated Balance Sheet Data:** | | | | | |
| Cash and cash equivalents and short-term Investments | $ 69,636 | $ 77,265 | $ 97,690 | $ 2,885 | $ 10,715 |
| Working capital (deficit) | 77,892 | 88,550 | 106,987 | (3,663) | 8,976 |
| Total assets | 104,443 | 167,022 | 178,293 | 21,652 | 16,596 |
| Long-term obligations, less current portion | 306 | 1,082 | 944 | 1,910 | 96 |
| Redeemable preferred stock | – | – | – | 27,907 | 27,907 |
| Total stockholders' equity (deficit) | 96,532 | 157,042 | 166,562 | (19,269) | (16,298) |

# Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following discussion of our financial condition contains certain statements that are not strictly historical and are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Our actual results may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in our operations, development efforts and business environment, including those set forth under the Section entitled "Risks and Uncertainties" in Item 1, and other documents we file with the Securities and Exchange Commission. All forward-looking statements included in this report are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement.*

## OVERVIEW

We sell a broad range of products and services to pharmaceutical and biotechnology companies to make the drug discovery process for our customers faster, less expensive and more effective at generating drug candidates. We focus on the portion of the drug discovery process that begins after identification of a drug target through when a drug candidate is ready for clinical trials. Our major products and services are as follows:

- We develop, produce and sell collections of chemical compounds that pharmaceutical and biotechnology companies test for their potential use as new drugs or for use as the chemical starting point for new drugs.
- We develop, manufacture and sell proprietary instruments and the associated line of consumable supplies that are used by the pharmaceutical and biotechnology industries in their own in-house drug discovery chemistry operations.
- We provide testing services to our customers in which chemical compounds are tested for their biological activity as potential drugs.
- We provide computational software tools that guide the entire process of chemical compound design, development and testing.
- We license our proprietary gene profiling system that characterizes a cell's response upon exposure to compounds and other agents by the pattern of gene expression in the cell.

At the close of 1999, we acquired Discovery Technologies Ltd. (DTL). During 2000 we acquired two additional businesses: Axys Advanced Technologies, Inc. (AAT) and a 75% interest in Structural Proteomics, Inc. (SPI). In January 2001 we acquired Systems Integration Drug Discovery Company (SIDDCO) and in May 2001 we acquired Xenometrix, Inc. In November 2001, we changed the name of Discovery Technologies Ltd. to Discovery Partners International AG. In December 2002, we acquired the remaining 25% interest in SPI.

## CRITICAL ACCOUNTING POLICIES

This discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates, and the estimates themselves might be different if we used different assumptions.

We believe the following critical accounting policies involve significant judgments and estimates that are used in the preparation of our financial statements.

REVENUE RECOGNITION. Revenue from product sales, which include the sale of instruments, related consumables, and chemical compounds, is recorded as products are shipped if the costs of such shipments can be reasonably estimated and if all customer's acceptance criteria have been met. Currently, we are delivering compounds pursuant to a significant fixed-price multi-year contract. Compounds are shipped to this customer as soon as they have met acceptance criteria even if this results in partial shipment of a production batch. As of December 31, 2002, we did not have sufficient historical production yield experience to estimate the costs of these partial shipments; therefore, we have deferred the recognition of revenue and cost of sales until all compounds in a specific production batch have been shipped to allow us to more accurately calculate the costs. Certain of our contracts for product sales include customer acceptance provisions that give our customers the right of replacement if the delivered product does not meet specified criteria; however, we have historically demonstrated that the products meet the specified criteria and the number of customers exercising their right of replacement has been insignificant. Development contract revenues and high-throughput screening service revenues are recognized on a percentage-of-completion basis. Advances received under these development contracts and high-throughput screening service agreements are initially recorded as deferred revenue, which is then recognized as costs are incurred over the term of the contract. Certain of these contracts may allow the customer the right to reject the work performed; however, we have no material history of such rejections. Revenue from drug discovery and chemistry service agreements is recognized on a monthly basis and is based upon the number of full time equivalent (FTE) employees that actually worked on each agreement and the agreed-upon rate per FTE per month. Revenue due to us under the Xenometrix patent licensing agreements is recognized upon receipt of monies, provided we have no future obligation with respect to such payments. From time to time we receive requests from customers to bill and hold goods for them. In these cases, the customer accepts the risk of loss and the transfer of ownership of such goods prior to shipment. If the specific revenue recognition criteria under accounting principles generally accepted in the United States at the time of the bill and hold are met, the revenue is recognized.

GOODWILL. On January 1, 2002, we adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. Upon adoption, we performed a transitional impairment test of our goodwill. Additionally, in accordance with SFAS No. 142, we performed our annual impairment test as of October 1, 2002. Each impairment test involved a two-step approach. The first step involved estimating the fair value of the Company and comparing it to the carrying value of recorded assets. Under SFAS No. 142, if the fair value of the Company's identifiable reporting units is greater than the recorded assets for such reporting units, on a case by case basis, then the first test is passed and no further impairment testing is required. This initial impairment testing indicated no impairment existed as of January 1, 2002. Due to a significant decline in the market capitalization of the Company and those of its peers between January 1, 2002 and October 1, 2002, the carrying value of the recorded assets exceeded the estimated fair value for each of the Company's identifiable reporting units as of October 1, 2002. As a result of this potential indication of impairment, we performed the second step of impairment testing, which involved allocating the fair value to all of our assets and liabilities, including unrecorded intangible assets, in order to determine the deemed fair value, if any, of goodwill. Both impairment test steps required us to make significant assumptions and estimates, including the determination of the fair value of identifiable reporting units as well as the fair value of specific assets and liabilities. This process, which utilized a combination of discounted cash flow and market multiple approaches to determining fair market value, required us to estimate future cash flows and applicable discount rates. The analysis resulted in a $50.9 million goodwill impairment charge in the fourth quarter of 2002, which represented the write-off of all goodwill existing on the books. In the event we make future acquisitions that result in goodwill being recorded, we will be required to perform this test, at a minimum, on an annual basis.

INVENTORY. Inventories are recorded at the lower of cost or market. We write-down our inventory for estimated obsolescence or non-marketability if there is an excess of cost of inventory over the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than we have projected, additional inventory write-downs may be required. During the second quarter of 2002, we identified changes in the market for chemical compound libraries including a shift in demand from diverse purified compounds to purified targeted compounds and an increased demand to bring proprietary assets into drug discovery collaborations. As a result, we made a decision to cease developing, producing and selling our non-exclusive chemical compounds on a stand-alone basis to third parties and, instead, will make these compounds available only as part of collaborations with our future partners; however, there are no assurances that this strategy will be successful. We will expense the development and production of any compound that is created for use as part of collaborations with our future partners. A significant portion of our net inventory balance represents work-in-process related to two multi-year chemistry collaborations, for one of which we are not yet able to reasonably estimate the costs of partial shipments made under the contract. For this contract, we have deferred the recognition of revenue and cost of sales until all compounds expected to be delivered in a specific production batch have been shipped to allow us to more accurately calculate the costs. Estimated losses on any deliverables are recorded when they become apparent. As of December 31, 2002, we have reserved approximately $635,000 against the work-in-process representing the anticipated losses on the sale of chemical libraries.

LONG-LIVED ASSETS. We periodically assess the recoverability of our long-lived assets by determining whether the carrying value of such assets exceeds its fair value. If impairment is indicated, we reduce the carrying value of the asset to fair value. As of December 31, 2002 we determined that the carrying value of an intangible asset related to customer contracts recorded in connection with the SIDDCO acquisition was impaired. Accordingly, the asset was reduced by $173,000 to its fair value of zero.

**RESULTS OF OPERATIONS**

REVENUE. Total revenue in 2002 increased by less than 1% to $41.3 million from $41.1 million in 2001 and $36.3 million in 2000. The increase from 2001 to 2002 resulted primarily from increases in chemistry services and exclusive compound supply revenue as well as revenues generated by the Xenometrix subsidiary (acquired in May 2001). These increases were offset by decreases in nonexclusive compound supply sales, legacy instrumentation system sales, consumable sales and screening revenues. In 2002, 41% of our revenue came from our combinatorial chemistry contract with Pfizer, and we anticipate that this contract will also provide for a high percentage of 2003 and 2004 revenue. However, Pfizer has the right to terminate the contract without cause by giving six months' notice. It is imperative that we continue to satisfy this key customer.

The increase from 2000 to 2001 resulted from revenue generated by businesses we acquired during 2000 and 2001 including AAT (acquired in April 2000), SPI (acquired in May 2000), SIDDCO (acquired in January 2001) and Xenometrix (acquired in May 2001) and an increase in sales of our drug discovery collaborations and licenses. These increases were partially offset by a decline in revenue from NanoKan System sales. We were contractually prohibited from selling NanoKan Systems during the first three quarters of 2001, and have sold no NanoKan Systems thereafter.

COST OF REVENUES. Cost of revenues for 2002 includes a charge of $5.8 million related to provisions for discontinued products. During the three months ended June 30, 2002, we identified changes in the market for chemical compound libraries reflecting a shift in demand from purified highly diverse compound libraries toward purified targeted compound libraries. At the same time, we also believed we could generate higher value by leveraging these proprietary compound library assets through broader drug discovery collaborations. As a result, we made a decision to cease selling our inventoried chemical compounds on a stand-alone basis to third parties and, instead, make these compounds available only as part of collaborations with our future partners; however, there are no assurances that this strategy will be successful. Accordingly, we increased our inventory reserve by approximately $5.8 million to fully reserve for these chemical compound libraries and recorded this charge as an additional cost of revenue.

Additionally, the cost of revenues for 2002 includes a provision for contract losses estimated at approximately $1.5 million. The associated contracts obligate us to develop, produce and deliver non-exclusive compounds each quarter through the second quarter of 2003. The pricing of the compounds included in these contracts assumed that we would sell these compounds, under certain conditions, to multiple other customers. As a result of our decision to cease selling these compounds on a stand-alone basis, these additional sales will not be realized and thus a loss is anticipated for these existing contracts as the cost to produce exceeds the sales price. During 2002, we incurred a loss totaling $647,478 related to the sale of compounds under this contract and we have, therefore, reduced the contract loss accrual by such amount to $837,522.

Cost of revenues for 2001 includes a charge of $4.4 million of obsolete inventory reserves. During the third quarter of 2001, we experienced a shift in our mix of sales orders indicating a decrease in demand for certain of our inventoried chemical compound libraries, specifically large diversity libraries containing non-purified compounds. As a result of the changes in the marketplace, we assessed our ending inventory and increased our reserves for specifically identified obsolete inventory.

GROSS MARGINS. Gross margins (excluding the charge of $5.8 million for discontinued products and the $1.5 million anticipated contract loss accrual in 2002 and excluding the charge of $4.4 million for obsolete inventory in 2001) decreased to $13.1 million in 2002 from $20.7 million in 2001 and $17.9 million in 2000. Gross margin was 32% of revenues in 2002 (excluding the charge of $5.8 million for discontinued products and the $1.5 million anticipated contract loss accrual) compared to 50% in 2001 (excluding the charge of $4.4 million for obsolete inventory) and 49% in 2000. Gross margin as a percent of revenue decreased in 2002 primarily due to the impact of the Pfizer contract described below, lower screening and system volumes, and a loss on a separate fixed-price exclusive chemistry contract. In

December of 2001 we entered into a multi-million dollar, multi-year contract with Pfizer. This collaboration requires significant development effort for which Pfizer is at risk. As a result, a significant amount of cost that has historically been classified as research and development has shifted to cost of revenues, thereby penalizing our gross margin percentage but correspondingly reducing our research and development expenses. Gross margin as a percent of revenue increased slightly in 2001 primarily due to the impact of NanoKan sales in 2000, which had a lower gross margin than our other product lines.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of salaries and benefits, supplies and expensed development materials, and facilities costs including equipment depreciation. Research and development expenses were $6.2 million in 2002, compared to $13.0 million in 2001 and $8.9 million in 2000. Research and development expenses decreased from 2001 to 2002 primarily as a result of the shift of development expenses to cost of revenues associated with the Pfizer contract, as well as the decision to discontinue the development of chemical compounds to be sold out of inventory. Research and development expenses increased from 2000 to 2001 primarily as a result of the research and development efforts associated with the four businesses we acquired in 2000 and 2001. Research and development expenses as a percentage of revenues were 15% in 2002, 32% in 2001 and 25% in 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of salaries and benefits for sales, marketing and administrative personnel, advertising and promotional expenses, professional services, and facilities costs. Selling, general and administrative expenses increased to $12.3 million in 2002 from $11.0 million in 2001 and $8.4 million in 2000. The increase from 2001 to 2002 was due primarily to additional personnel hired and relocation costs associated with the recent appointments of the Chief Operating and Chief Financial Officers, and payments to a strategic consulting firm. The increase from 2000 to 2001 was due primarily to the addition of selling, general and administrative expenses associated with the businesses acquired in 2000 and 2001 and increases in corporate expenses associated with being a public company, including directors and officers liability insurance, accounting, legal and investor relations expenses. Selling, general and administrative expenses as a percentage of revenues were 30% in 2002, 27% in 2001 and 23% in 2000.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS. In accordance with SFAS 142, we performed our annual impairment test as of October 1, 2002. This impairment test involved a two-step approach. The first step involved estimating the fair value of the Company and comparing it to the carrying value of recorded assets. Under SFAS No. 142, if the fair value of the Company's identifiable reporting units is greater than the recorded assets for such reporting units, on a case by case basis, then the first test is passed and no further impairment testing is required. Due to a significant decline in the market capitalization of the Company and those of its peers between January 1, 2002 and October 1, 2002, the carrying value of the recorded assets exceeded the estimated fair value for each of the Company's identifiable reporting units as of October 1, 2002. As a result of this potential indication of impairment, we performed the second step of impairment testing, which involved allocating the fair value to all of our assets and liabilities, including unrecorded intangible assets, in order to determine the deemed fair value, if any, of goodwill. Both impairment test steps required us to make significant assumptions and estimates, including the determination of the fair value of identifiable reporting units as well as the fair value of specific assets and liabilities. This process, which utilized a combination of discounted cash flow and market multiple approaches to determining fair market value, required us to estimate future cash flows and applicable discount rates. The analysis resulted in a $50.9 million goodwill impairment charge in the fourth quarter of 2002, which represented the write-off of all goodwill existing on the books. In the event we make future acquisitions that result in goodwill being recorded, we will be required to perform this test, at a minimum, on an annual basis.

Despite the large impairment charges required by generally accepted accounting principles, we continue to have confidence that our future operating results will demonstrate the substantial value of our technologies and capabilities.

Similarly, as of December 31, 2002 the Company determined that the carrying value of an intangible asset related to customer contracts recorded in connection with the SIDDCO acquisition was impaired. Accordingly, the asset was reduced by $173,000 to its fair value of zero.

STOCK-BASED COMPENSATION. During 1999 and 2000, we granted stock options with exercise prices that were less than the estimated fair value of the underlying shares of common stock on the date of grant. As a result, we have recorded deferred stock-

## Management's Discussion and Analysis of Financial Condition and Results of Operations

based compensation to be amortized over the period that these options vest. The amortization of deferred stock-based compensation for 2002 was $623,000 compared to approximately $1.1 million for 2001 and $1.4 million for 2000. We anticipate deferred stock-based compensation for 2003 to be approximately $240,000.

AMORTIZATION OF GOODWILL. We recognized no goodwill amortization expense during 2002 compared to approximately $5.8 million in goodwill amortization expense recognized during 2001. This decrease is due to the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. SFAS No. 142 required that we cease the periodic amortization of goodwill and certain other intangibles resulting from acquisitions made before July 1, 2001.

IN-PROCESS RESEARCH AND DEVELOPMENT. We incurred $9.0 million in expense in 2000 as a result of the write-off of in-process research and development acquired as part of the AAT acquisition. We did not incur any similar expense during 2002 or 2001.

INTEREST INCOME, NET OF INTEREST EXPENSE. We realized $2.0 million in net interest income in 2002, compared to net interest income of approximately $3.3 million in 2001 and $1.3 million in 2000. The decrease in net interest income in 2002 is primarily due to a decline in U.S. interest rates and a decrease in the average cash balance. The increase in net interest income in 2001 was due to an increase in the average cash balance and due to imputed interest expense of $1.2 million recorded in 2000 and equal to the fair value of warrants that were issued in connection with bridge notes.

INCOME TAXES. At December 31, 2002, we had federal and California income tax net operating loss carryforwards of approximately $19.4 million and $15.8 million, respectively. The difference between the federal and California tax operating loss carryforwards is primarily attributable to the capitalization of research and development expenses and the percentage limitation on the carryover of net operating losses for California income tax purposes. The federal and California tax loss carryforwards will begin to expire in 2010 and 2005, respectively, unless previously utilized. We also have federal and California research tax credit carryforwards of approximately $2.2 million and $1.3 million, respectively. The federal research tax credit carryforwards will begin to expire in 2011 unless previously utilized. The California research tax credits will carryforward indefinitely. We have provided a 100% valuation allowance against the related deferred tax assets as realization of such tax benefits is uncertain.

### LIQUIDITY AND CAPITAL RESOURCES

Since inception of the Company, we have funded our operations with $39.0 million of private equity financings and $94.7 million of net proceeds from our initial public offering in July 2000.

At December 31, 2002, cash and cash equivalents and short-term investments totaled approximately $69.6 million, compared to $77.3 million at December 31, 2001 and $97.7 million at December 31, 2000.

In April 2002, we paid $2 million in prepaid royalties as required under our exclusive Micro Arrayed Compound Screening (μARCS) license agreement with Abbott Laboratories, which we carry on the balance sheet as other intangible assets. Expense will be recognized when royalties are earned. An additional payment of $2 million will be due in April 2003.

We currently anticipate investing approximately $4.0 million in 2003 for leasehold improvements and capital equipment necessary to support future revenue growth. Our actual future capital requirements will depend on a number of factors, including our success in increasing sales of both existing and new products and services, expenses associated with unforeseen litigation, regulatory changes, competition and technological developments, and potential future merger and acquisition activity.

On October 4, 2001, our Board of Directors authorized a Stock Repurchase Plan, authorizing us to repurchase up to 2,000,000 shares of common stock at no more than $3.50 per share. Through February 2003, we have purchased 150,000 shares for a total of $408,250 and we may continue to purchase additional shares in the future.

We believe we have sufficient cash resources to fund operations for at least the next twelve months through December 31, 2003.

We have entered into various agreements that obligate us to make future payments. The table below sets forth the contractual cash obligations that exist as of December 31, 2002:

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1-3 years | 4-5 years | After 5 years |
| Capital Lease Obligations | $ 1,028,862 | $ 722,892 | $ 305,970 | $ – | $ – |
| Operating Leases | 13,120,730 | 2,577,397 | 7,851,556 | 2,691,777 | – |
| Total Contractual Cash Obligations | $14,149,592 | $ 3,300,289 | $8,157,526 | $2,691,777 | $ – |

**RECENT ACCOUNTING PRONOUNCEMENTS**

In July 2001, the Financial Accounting Standards Board (FASB) issued FASB Statements Nos. 141 and 142 (SFAS 141 and SFAS 142), *Business Combinations* and *Goodwill and Other Intangible Assets*, respectively. SFAS 141 replaces prior accounting standards and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment write-off approach. Under SFAS 142, goodwill is tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Additionally, effective January 1, 2002 amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 ceased, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for separate recognition under SFAS 141 have been reclassified to goodwill.

On January 1, 2002, we adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. Upon adoption, we performed a transitional impairment test of our goodwill. Additionally, in accordance with SFAS No. 142, we performed our annual impairment test as of October 1, 2002. Each impairment test involved a two-step approach. The first step involved estimating the fair value of the Company and comparing it to the carrying value of recorded assets. Under SFAS No. 142, if the fair value of the Company's identifiable reporting units is greater than the recorded assets for such reporting units, on a case by case basis, then the first test is passed and no further impairment testing is required. This initial impairment testing indicated no impairment existed as of January 1, 2002. Due to a significant decline in the market capitalization of the Company and those of its peers between January 1, 2002 and October 1, 2002, the carrying value of the recorded assets exceeded the estimated fair value for each of the Company's identifiable reporting units as of October 1, 2002. As a result of this potential indication of impairment, we performed the second step of impairment testing, which involved allocating the fair value to all of our assets and liabilities, including unrecorded intangible assets, in order to determine the deemed fair value, if any, of goodwill. Both impairment test steps required us to make significant assumptions and estimates, including the determination of the fair value of identifiable reporting units as well as the fair value of specific assets and liabilities. This process, which utilized a combination of discounted cash flow and market multiple approaches to determining fair market value, required us to estimate future cash flows and applicable discount rates. The analysis resulted in a $50.9 million goodwill impairment charge in the fourth quarter of 2002, which represented the write-off of all goodwill existing on the books. In the event we make future acquisitions that result in goodwill being recorded, we will be required to perform this test, at a minimum, on an annual basis.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

The following pro forma information reconciles the net loss and loss per share reported for the years ended December 31, 2002, 2001 and 2000 to adjusted net loss and loss per share which reflects the adoption as of January 1, 2002 of SFAS No. 142 and compares the adjusted information to the current year results:

| YEAR ENDED DECEMBER 31, | 2002 | 2001 (PRO FORMA) | 2000 (PRO FORMA) |
|---|---|---|---|
| Reported net loss | $ (62,112,842) | $ (11,148,230) | $ (11,696,739) |
| Goodwill and other intangible asset amortization | – | 6,593,434 | 3,667,009 |
| Adjusted net loss | $ (62,112,842) | $ (4,554,796) | $ (8,029,730) |
| Basic and diluted loss per share: | | | |
| Reported net loss | $ (2.55) | $ (0.46) | $ (0.89) |
| Goodwill and other intangible asset amortization | – | 0.27 | 0.28 |
| Adjusted net loss per share | $ (2.55) | $ (0.19) | $ (0.61) |

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, and the accounting and reporting provisions of APB No. 30, *Reporting the Results of Operations* for a disposal of a segment of a business. Adoption of SFAS No. 144, effective January 1, 2002, did not have a significant impact on the Company's financial condition or results of operations. The Company assesses potential impairments to its long-lived and intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived and intangible asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived and intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived and intangible asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. As of December 31, 2002 the Company determined that the carrying value of an intangible asset related to customer contracts recorded in connection with an acquisition was impaired. Accordingly, the asset was reduced by $173,000 to its fair value of zero.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal*. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and Issue 94-3 relates to the requirements under SFAS 146 for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We do not expect that the adoption of SFAS No. 146 will have a material impact on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure*, an amendment of FASB Statement No. 123. This statement amends SFAS No. 123, *Accounting for Stock Based Compensation* to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method used to account for stock-based employee compensation and the effect of the method on reported results. The disclosure provisions are effective for the year ended December 31, 2002. We have included the required disclosures in Note 7 to the Consolidated Financial Statements. We have not yet completed the final evaluation of the transitioning options presented by SFAS No. 148. However, during 2003, we expect to reach a determination of whether and, if so, when to change our existing accounting for stock-based compensation to the fair value method in accordance with the transition alternatives of SFAS No. 148.

# Consolidated Balance Sheets

| December 31, | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 8,309,269 | $ 50,915,481 |
| Short-term investments | 61,326,678 | 26,349,756 |
| Accounts receivable | 9,816,462 | 10,143,648 |
| Inventories | 4,607,941 | 8,174,755 |
| Other current assets | 1,333,173 | 1,401,914 |
| Total current assets | 85,393,523 | 96,985,554 |
| Restricted cash | 930,598 | 861,352 |
| Property and equipment, net | 9,819,577 | 10,641,664 |
| Goodwill, net | – | 49,545,594 |
| Patent, license rights and other intangible assets, net | 7,219,564 | 7,772,763 |
| Other assets, net | 1,080,163 | 1,215,184 |
| Total assets | $ 104,443,425 | $ 167,022,111 |
| **Liabilities and Stockholders Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 2,377,117 | $ 2,409,872 |
| Contract loss accrual | 837,522 | – |
| Accrued compensation | 1,272,915 | 1,406,260 |
| Current portion of obligations under capital leases and line of credit | 722,892 | 738,170 |
| Deferred revenue | 2,290,566 | 3,880,817 |
| Total current liabilities | 7,501,012 | 8,435,119 |
| Obligations under capital leases, less current portion | 305,970 | 1,082,257 |
| Deferred rent | 104,940 | 95,300 |
| Minority interest in consolidated subsidiary | – | 367,881 |
| Stockholders' equity: | | |
| Preferred stock, $.001 par value, 1,000,000 shares authorized, no shares issued and outstanding at December 31, 2002 and 2001 | – | – |
| Common stock, $.001 par value, 99,000,000 shares authorized, 24,371,131 and 24,262,181 issued and outstanding at December 31, 2002 and 2001, respectively | 24,371 | 24,262 |
| Treasury stock, at cost, 35,000 shares | (119,250) | (119,250) |
| Additional paid-in capital | 200,691,363 | 200,533,917 |
| Deferred compensation | (260,226) | (882,964) |
| Note receivable from stockholder | – | (240,000) |
| Accumulated other comprehensive income | 885,485 | 302,987 |
| Accumulated deficit | (104,690,240) | (42,577,398) |
| Total stockholders' equity | 96,531,503 | 157,041,554 |
| Total liabilities and stockholders' equity | $ 104,443,425 | $ 167,022,111 |

*See accompanying notes.*

# Consolidated Statements of Stockholders' Equity

| | Common stock | | Treasury stock | |
|---|---|---|---|---|
| | Shares | Amount | Shares | Amount |
| Balance at December 31, 1999 | 1,611,763 | $ 1,612 | – | $ – |
| Common stock issued for acquisitions | 7,579,641 | 7,580 | – | – |
| Common stock issued through IPO | 5,750,000 | 5,750 | – | – |
| Exercise of options and warrants to purchase common stock | 973,421 | 973 | – | – |
| Issuance of warrants to purchase common stock | – | – | – | – |
| Conversion of preferred into common stock | 8,016,412 | 8,016 | – | – |
| Deferred Compensation related to stock options and restricted stock | – | – | – | – |
| Amortization of deferred compensation and other non-cash compensation charges | – | – | – | – |
| Comprehensive loss: | | | | |
| Foreign currency translation adjustment | – | – | – | – |
| Net Loss | – | – | – | – |
| Comprehensive loss | – | – | – | – |
| Balance at December 31, 2000 | 23,931,237 | 23,931 | – | – |
| Exercise of options to purchase common stock | 330,944 | 331 | – | – |
| Amortization of deferred compensation | – | – | – | – |
| Stock option forfeitures | – | – | – | – |
| Repurchase of company stock | – | – | (35,000) | (119,250) |
| Comprehensive loss: | | | | |
| Foreign currency translation adjustment | – | – | – | – |
| Unrealized gain (loss) on investments | – | – | – | – |
| Net loss | – | – | – | – |
| Comprehensive loss | – | – | – | – |
| Balance at December 31, 2001 | 24,262,181 | 24,262 | (35,000) | (119,250) |
| Exercise of options to purchase common stock | 108,950 | 109 | – | – |
| Amortization of deferred compensation | – | – | – | – |
| Payment of note receivable from stockholder | – | – | – | – |
| Comprehensive loss: | | | | |
| Foreign currency translation adjustment | – | – | – | – |
| Unrealized gain (loss) on investments | – | – | – | – |
| Net loss | – | – | – | – |
| Comprehensive loss | – | – | – | – |
| Balance at December 31, 2002 | 24,371,131 | $ 24,371 | (35,000) | $ (119,250) |

*See accompanying notes.*

# Consolidated Statements of Operations

| Years Ended December 31, | 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenues: | | | |
| Sales to third parties | $ 40,948,623 | $ 39,827,412 | $ 33,898,886 |
| Sales to Axys Pharmaceuticals, Inc | 366,425 | 1,306,456 | 2,364,764 |
| Total revenues | 41,315,048 | 41,133,868 | 36,263,650 |
| Cost of revenues: | | | |
| Cost of revenues before additional charges | 28,221,378 | 20,459,573 | 18,342,688 |
| Additional charges: | | | |
| Provision for discontinued products and obsolete inventory | 5,781,262 | 4,396,795 | – |
| Anticipated contract loss | 1,485,000 | – | – |
| Gross margin | 5,827,408 | 16,277,500 | 17,920,962 |
| Cost and expenses: | | | |
| Research and development | 6,222,383 | 12,981,819 | 8,934,059 |
| Selling, general and administrative | 12,270,705 | 11,018,841 | 8,413,848 |
| Impairment of goodwill and other intangible assets | 51,090,984 | – | – |
| Amortization of stock-based compensation | 622,738 | 1,074,277 | 1,375,839 |
| Amortization of goodwill | – | 5,848,573 | 3,379,009 |
| Write-off of in-process research and development | – | – | 9,000,000 |
| Total operating expenses | 70,206,810 | 30,923,510 | 31,102,755 |
| Loss from operations | (64,379,402) | (14,646,010) | (13,181,793) |
| Interest income | 2,181,614 | 3,531,104 | 2,776,620 |
| Interest expense | (144,470) | (279,580) | (1,529,578) |
| Foreign currency transaction gains (losses), net | (102,324) | (14,246) | 133,062 |
| Other expense | (36,141) | – | – |
| Minority interest in consolidated subsidiary | 367,881 | 260,502 | 104,950 |
| Net loss | $ (62,112,842) | $ (11,148,230) | $ (11,696,739) |
| Net loss per share, basic and diluted | $ (2.55) | $ (0.46) | $ (0.89) |
| Weighted average shares outstanding, basic and diluted | 24,314,891 | 24,015,865 | 13,176,576 |

The composition of stock-based compensation is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cost of revenues | $ 9,007 | $ 15,493 | $ 17,992 |
| Research and development | 263,304 | 453,161 | 575,914 |
| Selling, general and administrative | 350,427 | 605,623 | 781,933 |
| | $ 622,738 | $ 1,074,277 | $ 1,375,839 |

*See accompanying notes.*

| Additional paid-in capital | Deferred compensation | Notes receivable from stockholder | Accumulated other comprehensive income (loss) | Accumulated deficit | Total stockholders' equity (deficit) |
|---|---|---|---|---|---|
| $ 1,399,376 | $ (642,282) | $ (240,000) | $ (55,448) | $ (19,732,429) | $ (19,269,171) |
| 60,151,916 | – | – | – | – | 60,159,496 |
| 94,588,039 | – | – | – | – | 94,593,789 |
| 343,373 | – | – | – | – | 344,346 |
| 1,915,766 | – | – | – | – | 1,915,766 |
| 39,020,526 | – | – | – | – | 39,028,542 |
| 2,724,672 | (2,724,672) | – | – | – | – |
| 41,261 | 1,334,576 | – | – | – | 1,375,837 |
| – | – | – | 110,351 | – | 110,351 |
| – | – | – | – | (11,696,739) | (11,696,739) |
| – | – | – | – | – | (11,586,388) |
| 200,184,929 | (2,032,378) | (240,000) | 54,903 | (31,429,168) | 166,562,217 |
| 424,125 | – | – | – | – | 424,456 |
| – | 1,074,277 | – | – | – | 1,074,277 |
| (75,137) | 75,137 | – | – | – | – |
| – | – | – | – | – | (119,250) |
| – | – | – | (207,657) | – | (207,657) |
| – | – | – | 455,741 | – | 455,741 |
| – | – | – | – | (11,148,230) | (11,148,230) |
| – | – | – | – | – | (10,900,146) |
| 200,533,917 | (882,964) | (240,000) | 302,987 | (42,577,398) | 157,041,554 |
| 157,446 | – | – | – | – | 157,555 |
| – | 622,738 | – | – | – | 622,738 |
| – | – | 240,000 | – | – | 240,000 |
| – | – | – | 694,714 | – | 694,714 |
| – | – | – | (112,216) | – | (112,216) |
| – | – | – | – | (62,112,842) | (62,112,842) |
| – | – | – | – | – | (61,530,344) |
| $ 200,691,363 | $ (260,226) | $ – | $ 885,485 | $ (104,690,240) | $ 96,531,503 |

# Consolidated Statements of Cash Flows

| Years Ended December 31, | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Operating activities** | | | |
| Net loss | $ (62,112,842) | $ (11,148,230) | $ (11,696,739) |
| Adjustments to reconcile net loss to cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 5,325,851 | 5,673,283 | 3,691,731 |
| Impairment of goodwill and other intangible assets | 51,090,984 | – | – |
| Amortization of deferred compensation | 622,738 | 1,074,277 | 1,375,839 |
| Minority interest in consolidated subsidiary | (367,881) | (260,502) | (104,950) |
| Loss on obsolete inventory | 5,781,262 | 4,612,141 | 889,679 |
| Anticipated contract loss | 1,485,000 | – | – |
| Amortization of goodwill | – | 5,848,573 | 3,379,009 |
| Non-cash interest expense for warrants issued | – | – | 1,243,847 |
| Write-off of in-process research and development | – | – | 9,000,000 |
| Change in operating assets and liabilities: | | | |
| Accounts receivable | 796,640 | (379,835) | (4,804,972) |
| Inventories | (2,213,657) | (4,019,982) | (2,305,238) |
| Other current assets | 93,582 | 371,789 | (1,373,796) |
| Accounts payable and accrued expenses | (271,071) | (2,505,568) | 481,058 |
| Contract loss accrual | (647,478) | – | – |
| Deferred revenue | (1,718,118) | (953,898) | 2,309,449 |
| Deferred rent | 9,640 | 20,717 | 22,677 |
| Restricted cash and cash equivalents and other assets | (9,190) | 138,648 | 1,252,200 |
| Net cash provided by (used in) operating activities | (2,134,540) | (1,528,587) | 3,359,794 |
| **Investing activities** | | | |
| Purchases of property and equipment | (2,710,281) | (3,763,784) | (4,067,670) |
| Deposits and other assets | 252,984 | 1,035,744 | (2,670,883) |
| Purchase of patents, license rights and other intangible assets | (2,211,621) | (2,126,778) | (143,673) |
| Additional cash consideration for acquisition of Discovery Technologies | – | (894,300) | (1,721,775) |
| Purchases of short-term investments | (54,103,167) | (27,892,235) | – |
| Proceeds from maturity of short-term investments | 19,126,245 | 1,998,220 | – |
| Purchase of Systems Integration Drug Discovery Company, Inc., net of cash acquired | – | (12,011,297) | – |
| Purchase of Xenometrix, Inc., net of cash acquired | – | (1,795,077) | – |
| Purchase of Axys Advanced Technologies, Inc | – | – | (600,334) |
| Net cash used in investing activities | (39,645,840) | (45,449,507) | (9,204,335) |
| **Financing activities** | | | |
| Proceeds from equipment lease and line of credit | 250,284 | 969,257 | 1,484,859 |
| Principal payments on capital leases, equipment notes payable, line of credit, and promissory notes | (1,258,076) | (797,006) | (2,974,674) |
| Repayment of note receivable from stockholder | 240,000 | – | – |
| Net proceeds from issuance of common stock | 157,555 | 424,456 | 94,938,135 |
| Net proceeds from issuance of preferred stock | – | – | 5,004,801 |
| Purchase of treasury stock | – | (119,250) | – |
| Proceeds from convertible notes payable | – | – | 2,000,000 |
| Net cash provided by (used in) financing activities | (610,237) | 477,457 | 100,453,121 |
| Effect of exchange rate changes | (215,595) | (274,118) | 197,017 |
| Net increase (decrease) in cash and cash equivalents | (42,606,212) | (46,774,755) | 94,805,597 |
| Cash and cash equivalents at beginning of year | 50,915,481 | 97,690,236 | 2,884,639 |
| *Cash and cash equivalents at end of year* | $ 8,309,269 | $ 50,915,481 | $ 97,690,236 |
| **Supplemental disclosure of cash flow information** | | | |
| Interest paid | $ 156,616 | $ 166,354 | $ 285,731 |
| **Supplemental schedule of non-cash investing and financing activities** | | | |
| Fair value of assets acquired | $ – | $ 17,726,858 | $ – |
| Cash paid for capital stock | – | (15,002,448) | – |
| Liabilities assumed | $ – | $ 2,724,410 | $ – |
| Issuance of warrant to purchase preferred stock | $ – | $ – | $ 1,105,767 |
| Deferred acquisition payment for Discovery Technologies | $ – | $ – | $ 931,335 |

*See accompanying notes.*

# Notes to Consolidated Financial Statements

(AMOUNTS IN $, EXCEPT WHERE NOTED)

## 1. ORGANIZATION AND BASIS OF PRESENTATION

*Organization and Business*

Discovery Partners International, Inc. (the "Company") was incorporated in California on March 22, 1995, under the name IRORI. The Company develops and offers libraries of drug-like compounds, proprietary instruments, consumable supplies, drug discovery services, computational tools to generate compound libraries, and testing and screening services to optimize potential drugs. Additionally, the Company licenses proprietary gene profiling systems. In 1998, the Company changed its name to Discovery Partners International, Inc. In July 2000, the Company reincorporated in Delaware.

*Consolidation*

The consolidated financial statements include all the accounts of the Company and its wholly owned subsidiaries, IRORI Europe, Ltd., Discovery Partners International AG (DPI AG), ChemRx Advanced Technologies, Inc., Systems Integration Drug Discovery Company, Inc., Xenometrix, Inc. and Structural Proteomics, Inc. All intercompany accounts and transactions have been eliminated.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Reclassification*

Certain prior year balances have been reclassified to conform to the 2002 presentation.

*Cash Equivalents*

The Company considers all highly liquid investments with a remaining maturity of less than three months when purchased to be cash equivalents. At December 31, 2002 and 2001, the cost of cash equivalents was the same as the market value. Accordingly, there were no unrealized gains and losses. The Company evaluates the financial strength of institutions at which significant investments are made and believes the related credit risk is limited to an acceptable level.

*Investments*

The Company applies SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, to its investments. Under SFAS No. 115, the Company classifies its investments as "Available-for-Sale" and records such assets at estimated fair value in the balance sheet, with unrealized gains and losses, if any, reported in stockholders' equity. The Company invests its excess cash balances in marketable debt securities, primarily government securities and corporate bonds and notes, with strong credit ratings. The Company limits the amount of investment exposure as to institutions, maturity and investment type. The cost of securities sold is determined based on the specific identification method.

At December 31, 2002 and 2001, respectively, short-term investments consist of the following:

| DECEMBER 31, 2002 | AMORTIZED COST | MARKET VALUE | UNREALIZED GAIN |
|---|---|---|---|
| U.S. Government Securities | $ 15,754,045 | $15,888,285 | $ 134,240 |
| Corporate Securities | 45,229,108 | 45,438,393 | 209,285 |
| Total | $ 60,983,153 | $61,326,678 | $ 343,525 |

| DECEMBER 31, 2001 | AMORTIZED COST | MARKET VALUE | UNREALIZED GAIN/(LOSS) |
|---|---|---|---|
| U.S. Government Securities | $ 7,081,932 | $ 7,193,130 | $ 111,198 |
| Corporate Securities | 18,812,083 | 19,156,626 | 344,543 |
| Total | $ 25,894,015 | $26,349,756 | $ 455,741 |

Investment maturities at December 31, 2002 are as follows:

| | MARKET VALUE |
|---|---|
| Within one year | $50,198,874 |
| After one year through two years | 11,127,804 |
| Total | $61,326,678 |

The Company had realized gains on the sale of investments totaling approximately $28,000 and $86,000 in 2002 and 2001, respectively.

*Allowance for Doubtful Accounts*

An allowance for doubtful accounts is established using the specific identification method.

*Goodwill and Other Intangible Assets*

In July 2001, the Financial Accounting Standards Board (FASB) issued FASB Statements Nos. 141 and 142 (SFAS No. 141 and SFAS No. 142), *Business Combinations and Goodwill and Other Intangible Assets*. SFAS No. 141 replaces prior accounting standards and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment write-off approach. Under SFAS No. 142, goodwill is tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS No. 141 and SFAS No. 142 are effective for all business combinations completed after June 30, 2001. The Company adopted SFAS No. 142 as of January 1, 2002. Upon adoption, management performed a transitional impairment test of goodwill. Additionally, in accordance with SFAS No. 142, management performed its annual impairment test as of October 1, 2002. Each impairment test involved a two-step approach. The first step involved estimating the fair value of the Company and comparing it to the carrying value of recorded assets. Under SFAS No. 142, if the fair value of the Company's identifiable reporting units is greater than the recorded assets for such reporting units, on a case by case basis, then the first test is passed and no further impairment testing is required. This initial impairment testing indicated no impairment existed as of January 1, 2002. Due to a significant decline in the market capitalization of the Company and those of its peers between January 1, 2002 and October 1, 2002, the carrying value of the recorded assets exceeded the estimated fair value for each of the Company's identifiable reporting units as of October 1, 2002. As a result of this potential indication of impairment, management performed the second step of impairment testing, which involved allocating the fair value to all of the Company's assets and liabilities, including unrecorded intangible assets, in order to determine the deemed fair value, if any, of goodwill. Both impairment test steps required management to make significant assumptions and estimates, including the determination of the fair value of identifiable reporting units as well as the fair value of specific assets and liabilities. This process, which utilized a combination of discounted cash flow and market multiple approaches to determining fair market value, required management to estimate future cash flows and applicable discount rates. The analysis resulted in a $50.9 million goodwill impairment charge in the fourth quarter of 2002, which represented the write-off of all goodwill existing on the books. In the event the Company makes future acquisitions that result in goodwill being recorded, management will be required to perform this test, at a minimum, on an annual basis.

The following pro forma information reconciles the net loss and loss per share reported for the years ended December 31, 2002, 2001 and 2000 to adjusted net loss and loss per share which reflects the adoption of SFAS 142 and compares the adjusted information to the current year results:

| Year Ended December 31, | 2002 | 2001 (Pro Forma) | 2000 (Pro Forma) |
|---|---|---|---|
| Reported net loss | $(62,112,842) | $(11,148,230) | $(11,696,739) |
| Goodwill and other intangible asset amortization | – | 6,593,434 | 3,667,009 |
| Adjusted net loss | $(62,112,842) | $ (4,554,796) | $ (8,029,730) |
| Basic and diluted loss per share: | | | |
| Reported net loss | $ (2.55) | $ (0.46) | $ (0.89) |
| Goodwill and other intangible asset amortization | – | 0.27 | 0.28 |
| Adjusted net loss per share | $ (2.55) | $ (0.19) | $ (0.61) |

*Long-Lived Assets*

The Company adopted Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* effective January 1, 2002. The adoption of this accounting standard did not have a material impact on the Company's operating results and financial position. The Company assesses potential impairments to its long-lived and intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived and intangible asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived and intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived and intangible asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. As of December 31, 2002 the Company determined that the carrying value of an intangible asset related to customer contracts recorded in connection with an acquisition was impaired. Accordingly, the asset was reduced by $173,000 to its fair value of zero.

*Fair Value of Financial Instruments*

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

*Inventories*

Inventories are recorded at the lower of weighted average cost (approximates first-in first-out) or market. Inventories consist of the following:

| December 31, | 2002 | 2001 |
|---|---|---|
| Raw materials | $ 1,119,688 | $ 1,304,113 |
| Work-in process | 3,735,508 | 848,664 |
| Finished goods | 18,552,432 | 17,441,612 |
| | 23,407,628 | 19,594,389 |
| Less reserves | (18,799,687) | (11,419,634) |
| | $ 4,607,941 | $ 8,174,755 |

*Property and Equipment*

Property and equipment consists of the following:

| December 31, | 2002 | 2001 |
|---|---|---|
| Furniture and equipment | $ 19,255,033 | $ 17,493,229 |
| Software | 2,038,329 | 1,275,216 |
| Leasehold improvements | 5,436,860 | 5,543,479 |
| | 26,730,222 | 24,311,924 |
| Less accumulated depreciation and amortization | (16,910,645) | (13,670,260) |
| | $ 9,819,577 | $ 10,641,664 |

Property and equipment, including equipment under capital leases and equipment notes payable, are stated at cost and depreciated over the estimated useful lives of the assets (three to seven years) or the term of the related lease, using the straight-line method. Amortization of assets acquired under capital leases is included in depreciation expense.

*Patents and License Rights*

The Company has purchased patents and license rights for the labeling of chemical libraries and related to products for sale and for use in Company sponsored research and development projects. The purchased patents and license rights are amortized ratably over a period of ten years which is the expected useful life of the technology.

At December 31, 2002 and 2001, respectively, accumulated amortization of patents, license rights and other intangible assets was $2,077,233 and $2,576,714.

*Other Assets*

Other assets consist of chemical compounds purchased by DPI AG for its screening services. The compounds are stated at cost and depreciated over the estimated useful lives of the assets (three to five years) using the straight-line method.

*Revenue Recognition*

Product Sales. Revenue from product sales, which include the sale of instruments, related consumables, and chemical compounds, is recorded as products are shipped if the costs of such shipments can be reasonably estimated and if all customer's acceptance criteria have been met. Currently, the Company is delivering compounds pursuant to a significant fixed-price multi-year contract. Compounds are shipped to this customer as soon as they have met acceptance criteria even if this results in partial shipment of a production batch. As of December 31, 2002, the Company did not have sufficient historical production yield experience to estimate the costs of these partial shipments; therefore, the Company has deferred the recognition of revenue and cost of sales until all compounds in a specific production batch have been shipped to allow the Company to more accurately calculate the costs. Certain of the Company's contracts for product sales include customer acceptance provisions that give customers the right of replacement if the delivered product does not meet specified criteria; however, the Company has historically demonstrated that the products meet the specified criteria and the number of customers exercising their right of replacement has been insignificant. From time to time the Company receives requests from customers to bill and hold goods for them. In these cases, the customer accepts the risk of loss and the transfer of ownership of such goods prior to shipment. If the specific revenue recognition criteria under accounting principles generally accepted in the United States at the time of the bill and hold are met, the revenue is recognized.

DEVELOPMENT AND SCREENING SERVICES. Development contract revenues and high-throughput screening service revenues are recognized on a percentage of completion basis. Advances received under these development contracts and high-throughput screening service agreements are initially recorded as deferred revenue, which is then recognized as costs are incurred over the term of the contract. Certain of these contracts may allow the customer the right to reject acceptance of work performed; however, the Company has no material history of such rejections.

FTE SERVICES. Revenue from drug discovery and chemistry service agreements is recognized on a monthly basis and is based upon the number of full time equivalent (FTE) employees that actually worked on each agreement and the agreed-upon rate per FTE per month.

LICENSING REVENUE. Revenue due to the Company under the Xenometrix patent licensing agreements is recognized upon receipt of monies, provided the Company has no future obligation with respect to such payments.

*Research and Development Costs*

Costs incurred in connection with research and development are charged to operations as incurred.

*Stock-Based Compensation*

As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company accounts for common stock options granted to employees and founders and directors using the intrinsic value method and, thus, recognizes no compensation expense for such stock-based awards where the exercise prices are equal to or greater than the fair value of the Company's common stock on the date of the grant. The Company has recorded deferred stock compensation related to certain stock options which were granted with exercise prices below estimated fair value (see Note 7), which is being amortized on an accelerated amortization methodology.

Deferred compensation for options granted and restricted stock sold to consultants has been determined in accordance with SFAS No. 123 and EITF 96-18 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted and restricted stock sold to consultants are periodically re-measured until the underlying options vest.

*Comprehensive Loss*

SFAS No. 130, *Reporting Comprehensive Income*, requires the Company to report in the consolidated financial statements, in addition to net income, comprehensive income (loss) and its components including foreign currency items and unrealized gains and losses on certain investments in debt and equity securities. For the three years in the period ended December 31, 2002, the Company has disclosed comprehensive loss in its consolidated statements of stockholders' equity. The accumulated balances for each item included in accumulated other comprehensive income (loss) is as follows:

| DECEMBER 31, | 2002 | 2001 |
|---|---|---|
| Foreign currency translation adjustment | $ 541,960 | $ (152,754) |
| Unrealized gain on investments | 343,525 | 455,741 |
| Accumulated other comprehensive income | $ 885,485 | $ 302,987 |

*Net Loss Per Share*

Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, *Earnings per Share*. In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase. The Company has also excluded the as converted or as exercised effects of convertible preferred stock, outstanding stock options and warrants from the calculation of diluted net loss per common share because all such securities are anti-dilutive for all applicable periods presented. The weighted average number of shares excluded from the calculation of diluted net loss per share for outstanding convertible preferred stock was 4,374,471 in 2000. The total number of shares issuable upon exercise of stock options and warrants excluded from the calculations of diluted net loss per share for options and warrants were 1,446,534, 609,632 and 1,292,362 in 2002, 2001 and 2000, respectively. Had the effect of such securities been dilutive, they would have been included in the computation of diluted net loss per share using the treasury stock method.

*Segment Reporting*

The Company has determined that it operates in only one segment.

*Concentration of Credit Risk*

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. The Company believes it has reduced its exposure to credit loss to an acceptably low level by placing its cash, cash equivalents and investments with financial institutions and corporations that are believed to be of high credit quality and by limiting its exposure to any single investment.

*Recently Issued Accounting Standards*

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses financial reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* and the accounting and reporting provisions of APB No. 30, *Reporting the Results of Operations* for a disposal of a segment of a business. Adoption of SFAS No. 144, effective January 1, 2002, did not have a significant impact on the Company's financial condition or results of operations. The Company assesses potential impairments to its long-lived and intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived and intangible asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived and intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived and intangible asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. As of December 31, 2002 the Company determined that the carrying value of an intangible asset related to customer contracts recorded in connection with an acquisition was impaired. Accordingly, the asset was reduced by $173,000 to its fair value of zero.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal.* SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and Issue 94-3 relates to the requirements under SFAS No. 146 for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We do not expect that the adoption of SFAS No. 146 will have a material impact on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure,* an amendment of FASB Statement No. 123. This statement amends SFAS No. 123, *Accounting for Stock Based Compensation* to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions are effective for the year ended December 31, 2002. The Company has not yet completed the final evaluation of the transitioning options presented by SFAS No. 148. However, during 2003, we expect to reach a determination of whether and, if so, when to change our existing accounting for stock-based compensation to the fair value method in accordance with the transition alternatives of SFAS No. 148.

*Foreign Currency Translation*

The financial statements of IRORI Europe, Ltd. are measured using the U.S. dollar as the functional currency. Effective December 2001, the operations of IRORI Europe, Ltd. were consolidated into DPI AG. The financial statements of DPI AG are measured using the local currency, the Swiss Franc, as the functional currency. Foreign currency denominated assets and liabilities of the Company are translated at the rates of exchange at the balance sheet date, while income and expense items are translated at the average rate of exchange during the reporting period. The resulting foreign currency gains (losses) for IRORI Europe, Ltd. are included in the consolidated statement of operations. The resulting translation adjustments for DPI AG are unrealized and included as a separate component of other comprehensive income (loss). Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of these transactions.

### 3. ACQUISITIONS

*Systems Integration Drug Discovery Company, Inc.*

On January 12, 2001, the Company acquired Systems Integration Drug Discovery Company, Inc. (SIDDCO), a privately held company located in Tucson, Arizona, for approximately $12.5 million. The acquisition was accounted for as a purchase in accordance with the provisions of APB No. 16, *Business Combinations.*

A summary of the SIDDCO acquisition costs and allocation to the assets acquired and liabilities assumed is as follows:

| | |
|---|---|
| Total acquisition costs: | |
| Cash paid at acquisition | $ 12,082,171 |
| Acquisition-related expenses | 440,293 |
| | $ 12,522,464 |
| Allocated to assets and liabilities as follows: | |
| Tangible assets acquired | $ 2,226,786 |
| Assumed liabilities | (1,801,245) |
| Assembled workforce | 731,234 |
| Customer contracts | 689,000 |
| Goodwill | 10,676,689 |
| | $ 12,522,464 |

As disclosed in Note 2, the goodwill (including assembled workforce) and the customer contracts intangible asset have been written-off as of December 31, 2002.

The pro forma results of operations for the years ended December 31, 2001 and 2000 as if the acquisition of SIDDCO had occurred on January 1, 2000 are not materially different than the reported net loss.

*Xenometrix*

On May 8, 2001, the Company acquired Xenometrix, Inc. (Xenometrix), a publicly held company located in Boulder, Colorado, for approximately $2.5 million. The acquisition was accounted for as a purchase in accordance with the provisions of APB No. 16.

A summary of the Xenometrix acquisition costs and allocation to the assets acquired and liabilities assumed is as follows:

| | |
|---|---|
| Total acquisition costs: | |
| Cash paid at acquisition | $ 2,321,416 |
| Acquisition-related expenses | 158,568 |
| | $ 2,479,984 |
| Allocated to assets and liabilities as follows: | |
| Tangible assets acquired | $ 960,154 |
| Assumed liabilities | (923,165) |
| Patents and license rights | 2,442,995 |
| | $ 2,479,984 |

The patents and license rights are being amortized over 10 years from the date of acquisition. The pro forma results of operations for the years ended December 31, 2001 and 2000 as if the acquisition of Xenometrix had occurred on January 1, 2000 are not materially different than the reported net loss.

*Axys Advanced Technologies, Inc.*

On April 28, 2000, the Company acquired Axys Advanced Technologies, Inc. ("AAT"), a wholly owned subsidiary of Axys Pharmaceuticals, Inc. (Axys Pharmaceuticals, Inc. was subsequently acquired by the Celera Genomics business unit of Applera Corporation). The acquisition was accounted for as a purchase in accordance with the provisions of APB No. 16.

The Company obtained a report from Houlihan Valuation Advisors, an independent valuation firm, and performed other procedures necessary to complete the purchase price allocation.

A summary of the AAT acquisition costs and allocation to the assets acquired and liabilities assumed is as follows:

| | |
|---|---|
| Total acquisition costs: | |
| Cash paid at acquisition | $ 50,000 |
| Issuance of promissory note | 550,334 |
| Issuance of common stock, warrant and stock options | 59,769,495 |
| Acquisition related expenses | 345,099 |
| | $ 60,714,928 |
| Allocated to assets and liabilities as follows: | |
| Tangible assets acquired | $ 12,252,068 |
| Assumed liabilities | (2,581,167) |
| In-process research and development | 9,000,000 |
| Assembled workforce | 1,344,067 |
| Below market value lease | 1,221,105 |
| Goodwill | 39,478,855 |
| | $ 60,714,928 |

The below market lease intangible asset is being amortized on a straight-line basis over four years from the date of acquisition.

As disclosed in Note 2, the goodwill (including assembled workforce) has been written-off as of December 31, 2002.

The valuation of the in-process research and development was determined based on a discounted cash flow analysis of projected future earnings for each project in development. The revenue stream from each research and development project was estimated based upon its stage of completion as of the acquisition date. The discount rates used for the analysis were adjusted based on the stage of completion to give effect to uncertainties in meeting the projected cash flows. The discount rates used ranged from 20% to 40%. The Company wrote-off all the in-process research and development in 2000.

Assuming that the acquisition of AAT had occurred on the first day of the Company's fiscal year ended December 31, 1999, pro forma condensed consolidated financial information would be as follows:

| Years Ended December 31, | 2000 | 1999 (Unaudited) |
|---|---|---|
| Revenues | $41,334,000 | $ 27,050,000 |
| Net loss | (3,543,000) | (4,170,000) |
| Net loss per share, basic and diluted | $ (0.27) | $ (3.71) |

This pro forma information is not necessarily indicative of the actual results that would have been achieved had AAT been acquired the first day of the Company's fiscal year ended December 31, 1999, nor is it necessarily indicative of future results. The above pro forma condensed consolidated information does not include the $9.0 million ($0.68 per share) write-off of in-process research and development that occurred in the Company's accounting for its acquisition of AAT in 2000.

## 4. DEBT

At December 31, 2002, obligations under equipment notes totaled $1,000,528 (see Note 5) and were payable in monthly installments through the year 2005 with a weighted-average interest rate of 7.39% and were secured by assets of the Company.

## 5. COMMITMENTS

*Leases*

The Company leases certain buildings and equipment under operating and capital leases, which expire at varying dates through January 2008. The operating lease related to the Company's corporate headquarters allows the company to renew for two additional five-year periods. Rent expense was $2,265,926, $1,909,075 and $908,036 for the years ended December 31, 2002, 2001 and 2000, respectively.

Annual future minimum lease obligations under the Company's operating and capital leases as of December 31, 2002 are as follows:

| | Operating Leases | Equipment Notes Payable and Capital Leases |
|---|---|---|
| 2003 | $ 2,577,397 | $ 705,668 |
| 2004 | 2,839,779 | 335,413 |
| 2005 | 2,724,352 | 15,545 |
| 2006 | 2,287,425 | – |
| 2007 | 1,399,243 | – |
| Thereafter | 1,292,534 | – |
| Total minimum lease payments | $13,120,730 | 1,056,626 |
| Less amount representing interest | | (56,098) |
| Total present value of minimum payments | | 1,000,528 |
| Less current portion | | (694,558) |
| Non-current portion | | $ 305,970 |

At December 31, 2002, cost and accumulated amortization of property and equipment under capital leases was $3,500,757 and $1,954,502, respectively. At December 31, 2001, cost and accumulated amortization of property and equipment under capital leases was $3,427,221 and $1,074,500, respectively.

*Restricted Cash*

The Company has restricted cash of $931,000 and $861,000 as of December 31, 2002 and 2001, respectively, collateralizing obligations under lease and line of credit agreements.

## 6. Redeemable Convertible Preferred Stock

In April 2000, the Company issued 1,392,503 shares of redeemable convertible Series E preferred stock at $8.00 per share in exchange for the conversion of $6.0 million in notes payable to shareholders and $5.0 million in cash. All of the shares of redeemable convertible Series A, B, C, D and E preferred stock were converted into common stock upon the completion of the Company's initial public offering on July 27, 2000.

## 7. Stockholders' Equity

*Common Stock*

On July 27, 2000, the Company sold 5,000,000 shares of common stock at $18.00 per share through an Initial Public Offering. On August 27, 2000, the underwriters exercised their option to acquire an additional 750,000 shares, also at $18.00 per share.

On October 4, 2001, the Company's Board of Directors authorized a Stock Repurchase Plan, whereby the Company was authorized to repurchase up to 2,000,000 shares of the Company's common stock at no more than $3.50 per share. In October 2001, the Company purchased 35,000 shares of its common stock for a total of $119,250 pursuant to its Stock Repurchase Plan. In February 2003, an additional 115,000 shares were purchased for a total of $289,000.

*Stock Options*

In November 1995, the Company adopted the 1995 Stock Option/Stock Issuance Plan, under which 2,350,000 shares of common stock were reserved for issuance of stock and stock options granted by the Company. In July 2000, the Company adopted the 2000 Stock Incentive Plan (the "Plan") as the successor plan to the 1995 Stock Option/Stock Issuance Plan. 3,300,000 shares of common stock were reserved under the Plan, including shares rolled over from its 1995 Plan. The Plan provides for the grant of incentive and nonstatutory options. The exercise price of incentive stock options must equal at least the fair value on the date of grant, and the exercise price of nonstatutory stock options may be no less than 85% of the fair value on the date of grant. The options generally are exercisable immediately and vest, subject to the Company's right of repurchase, over a four-year period. All options expire no later than ten years after the date of grant.

A summary of the Company's stock option activity and related information is as follows:

| Years Ended December 31, | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Options | Weighted-Average Excercise Price | Options | Weighted-Average Excercise Price | Options | Weighted-Average Excercise Price |
| Outstanding at beginning of period | 2,786,813 | $ 5.91 | 2,086,842 | $ 5.44 | 934,510 | $ 0.71 |
| Granted | 1,316,151 | 4.80 | 1,709,821 | 6.15 | 1,602,755 | 7.03 |
| Exercised | (112,675) | 1.48 | (329,694) | 1.17 | (359,362) | 0.96 |
| Forfeited | (452,844) | 7.20 | (680,156) | 1.53 | (91,061) | 2.59 |
| Outstanding at end of period | 3,537,445 | $ 5.44 | 2,786,813 | $ 5.91 | 2,086,842 | $ 5.44 |
| Exercisable | 3,458,589 | $ 5.44 | 2,732,583 | $ 5.87 | 2,086,842 | $ 5.44 |

Following is a further breakdown of the options outstanding as of December 31, 2002:

| Range of Exercise Prices | Options Outstanding | Weighted-Average Remaining Life In Years | Weighted-Average Excercise Price | Options Exercisable | Weighted-Average Excercise Price of Options Exercisable |
|---|---|---|---|---|---|
| $ 0.20 - 1.50 | 273,350 | 3.7 | $ 1.03 | 273,350 | $ 1.03 |
| $ 1.51 - 6.56 | 2,560,085 | 8.6 | $ 4.48 | 2,486,074 | $ 4.45 |
| $ 6.57 - 12.00 | 571,992 | 7.4 | $ 8.65 | 567,147 | $ 8.64 |
| $ 12.01 - 25.00 | 132,018 | 7.6 | $19.52 | 132,018 | $19.52 |
| | 3,537,445 | | | 3,458,589 | |

Exercise prices for options outstanding as of December 31, 2002 ranged from $0.20 to $25.00. The weighted-average remaining contractual life of those options is approximately eight years. The weighted-average fair value of the options granted in 2002, 2001 and 2000 is $3.27, $5.34 and $5.62 per share, respectively.

At December 31, 2002, options for 200,234 shares were available for future grant.

Pro forma information regarding net income or loss is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for option grants:

| | Years Ended December 31, | | July 28, 2000 to December 31, 2000 | January 1, 2000 to July 27, 2000 |
|---|---|---|---|---|
| | 2002 | 2001 | | |
| Risk-free interest rate | 4.5% | 5.0% | 5.0% | 5.0% |
| Dividend yield | 0% | 0% | 0% | 0% |
| Volatility factor | 97% | 70% | 70% | 0% |
| Weighted average life in years | 6.6 | 5.0 | 5.0 | 5.0 |

For the period January 1, 2000 to July 27, 2000, the Company used 0% as its volatility factor as this was the period for which the Company was not yet public.

For purposes of adjusted pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. The Company's adjusted pro forma information is as follows:

| Years Ended December 31, | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net loss, as reported | $ (62,112,842) | $ (11,148,230) | $ (11,696,739) |
| Deduct: Total stock-based compensation expense | | | |
| determined under fair value based method | (2,989,299) | (1,564,977) | (1,604,808) |
| Pro forma net loss | $ (65,102,141) | $ (12,713,207) | $ (13,301,547) |
| Earnings Per Share: | | | |
| Basic and diluted – as reported | $ (2.55) | $ (.46) | $ (.89) |
| Basic and diluted – pro forma | $ (2.68) | $ (.53) | $ (1.01) |

*Employee Stock Purchase Plan*

In June 2000, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees to purchase common stock at a discount, but only through payroll deductions, during defined offering periods. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. In addition, the Purchase Plan provides for annual increases of shares available for issuance under the Purchase Plan beginning with fiscal 2001. Employee participation in the Purchase Plan commenced August 1, 2002. As of December 31, 2002 a total of 972,901 shares of the Company's common stock were reserved for future issuance under the Purchase Plan. Pursuant to the Purchase Plan, on January 31, 2003, the participating employees purchased 25,757 shares of the Company's common stock.

*Deferred Stock Compensation*

In conjunction with the Company's initial public offering completed in July 2000, the Company recorded deferred stock compensation totaling approximately $2.7 million and $1.0 million during the years ended December 31, 2000 and 1999, respectively, representing the difference at the date of grant between the exercise or purchase price and estimated fair value of the Company's common stock as estimated by the Company's management for financial reporting purposes in accordance with APB No. 25. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation No. 28 over the vesting period of the options and restricted stock. During the years ended December 31, 2002, 2001 and 2000, the Company recorded amortization of stock-based compensation expense of approximately $0.6 million, $1.1 million and $1.4 million, respectively.

*Warrants*

In years prior to 1999, the Company issued warrants to purchase a total of 468,522 shares of common and preferred stock in connection with convertible bridge notes issued to investors and obligations under capital leases. The warrants had exercise prices ranging from $.01 to $2.00 per share. The Company determined the relative fair value of the warrants at issuance was not material; accordingly, no value has been assigned to the warrants.

In connection with the issuance of notes payable in December 1999 and March 2000, the Company issued warrants to investors to purchase a total of 234,738 shares of redeemable convertible preferred stock at a purchase price of $5.00 per share. The estimated fair value of the warrants of $1.2 million was based on the Black-Scholes valuation model and was recorded as interest expense in 2000.

In connection with the acquisition of AAT, the Company issued warrants exercisable through May 5, 2005 to purchase a total of 200,000 shares of common stock at a purchase price of $8.00 per share (See Note 3). None of these warrants have been exercised through December 31, 2002.

As of December 31, 2002, 703,260 warrants have been exercised.

*Common Shares Reserved For Future Issuance*

At December 31, 2002 common shares reserved for future issuance consist of the following:

| | |
|---|---|
| Stock options | 3,737,679 |
| Employee Stock purchase plan | 972,901 |
| Warrants | 200,000 |
| | 4,910,580 |

## 8. Income Taxes

At December 31, 2002, the Company had federal and California income tax net operating loss carryforwards of approximately $19,400,000 and $15,800,000, respectively. The difference between the federal and California net tax operating loss carryforwards is primarily attributable to the capitalization of research and development expenses and the percentage limitation on the carryover of net operating losses for California income tax purposes.

The federal and California tax loss carryforwards will begin to expire in 2010 and 2005, respectively, unless previously utilized. The Company also has federal and California research tax credit carryforwards of approximately $2,200,000 and $1,300,000, respectively. The federal research tax credit carryforwards will begin to expire in 2011 unless previously utilized. The California research tax credits will carryforward indefinitely.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited if cumulative changes in ownership of more than 50% occur during any three year period.

Significant components of the Company's deferred tax assets are shown below. A valuation allowance of $36,337,000 has been recognized to offset the deferred tax assets as realization of such assets is uncertain.

| December 31, | 2001 | 2000 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 7,716,000 | $ 6,973,000 |
| Research and development credits | 3,120,000 | 2,724,000 |
| Capitalized research and development expenses | 134,000 | 1,798,000 |
| Intangible assets | 16,830,000 | 4,468,000 |
| Inventory reserves | 7,679,000 | 1,919,000 |
| Other, net | 1,697,000 | 742,000 |
| Total deferred tax assets | 37,176,000 | 18,624,000 |
| Valuation allowance for deferred tax assets | (36,337,000) | (17,314,000) |
| Net deferred tax assets | 839,000 | 1,310,000 |
| Deferred tax liabilities: | | |
| Acquisitions | (839,000) | (1,310,000) |
| Net deferred tax assets | $ – | $ – |

## 9. Retirement Plan

In 1996, the Company established a 401(k) plan covering substantially all domestic employees. The Company pays all administrative fees of the plan. The plan contains provisions allowing for the Company to declare a discretionary match. In 2001, the Company declared a matching contribution equal to 50% of the first 6% deferred by the employee up to a maximum of $2,000. Accordingly, there was an accrual of $225,000 as of December 31, 2001, which was paid in January 2002. There were no matching contributions declared by the Company for the years ended December 31, 2002 and 2000.

## 10. Significant Customers, Suppliers and Foreign Operations

Most of the Company's operations and long-lived assets are based in the United States. DPI AG, located near Basel, Switzerland, had long-lived assets totaling $3,407,801 and $3,842,795 at December 31, 2002 and 2001, respectively.

The geographic breakdown of our revenues for the years ended December 31, 2002, 2001 and 2000 are as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| United States | 67% | 72% | 66% |
| Foreign countries | 33% | 28% | 34% |
| | 100% | 100% | 100% |

Major customers are defined as those responsible for 10% or more of revenues and have historically included collaborative partners, pharmaceutical and biotechnology companies. There were no customers that constituted 10% or more of 2001 revenues. The percentages of net sales made for the years ended December 31, 2002 and 2000 to customers, which were in any of those years a major customer, were as follows:

| Years Ended December 31, | 2002 | 2001 | 2000 |
|---|---|---|---|
| Pfizer | 41% | 8% | 10% |
| Japan Tobacco | 5% | 4% | 14% |
| Aventis | 3% | 4% | 12% |

In December 2001, the Company entered into a multi-year agreement with Pfizer, Inc. to develop and produce libraries of high purity chemical compounds to be used in Pfizer's drug discovery programs. Under this agreement, the Company collaborates with Pfizer to design and develop custom libraries of drug-like compounds that are exclusive to Pfizer. The Company manufactures and purifies the compounds to high purity standards using our proprietary Accelerated Retention Window (ARW) purification technology. The initial term of the agreement expires in January 2006. Either party may terminate the agreement upon the material, unremedied breach of the other party. In addition, Pfizer has the right to terminate the agreement if the Company merged with or into or sold to a third party or upon six months of notice.

In any event Pfizer has a contractual right to terminate the contract, with or without cause, upon six months notice beginning on January 1, 2003. In such event, Pfizer will retain exclusive rights to the libraries of compounds delivered to Pfizer, and will only be obligated to pay the Company for the minimum contracted compound libraries and manufacturing and purification services during the notice period. The estimated potential value of this 4-year collaboration may reach $95 million, making it material to annual revenues in those years. Achieving the full amount is, in effect, subject to Pfizer continuing to elect to place orders, or not cancel orders, for work. Management believes Pfizer's current intent is to fund essentially the entire $95 million as long as the work continues to be satisfactory. However, this is entirely in Pfizer's control and subject to their discretion.

The Company depends on sole source suppliers for the mesh component of its reactors, the RF tags used in its commercial products and the two dimensional bar code tags used in its NanoKan reactors.

## 11. Related Party Transactions

On July 29, 2002, the Company loaned $300,000 to the Chief Operating Officer in connection with his relocation to the San Diego area. The loan bears no interest until the due date, July 29, 2007. After it is due, the note bears interest at 10% annually. The underlying promissory note is full-recourse and is secured by the residence of the officer.

During 2002, the Company generated approximately $366,000 from Axys Pharmaceuticals, Inc. (Axys) in compound sales revenue. Axys is owned by Applera Corporation which has an ownership interest in the Company in excess of 10%.

## 12. Quarterly Financial Data (Unaudited)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. Summarized quarterly data for fiscal 2002 and 2001 are as follows (in thousands, except per share data):

| 2002 Quarter Ended | Mar 31 | Jun 30 | Sep 30 | Dec 31 |
|---|---|---|---|---|
| Revenues | $ 10,020 | $ 8,395 | $ 10,544 | $ 12,355 |
| Cost of revenues | 5,921 | 13,528 | 6,976 | 9,063 |
| Gross margin | $ 4,099 | $ (5,133) | $ 3,568 | $ 3,292 |
| Loss from operations (1) | $ (1,308) | $ (10,253) | $ (1,395) | $ (51,424) |
| Net loss | $ (764) | $ (9,663) | $ (808) | $ (50,877) |
| Net loss per share, basic and diluted (2) | $ (0.03) | $ (0.40) | $ (0.03) | $ (2.09) |

| 2001 Quarter Ended | Mar 31 | Jun 30 | Sep 30 | Dec 31 |
|---|---|---|---|---|
| Revenues | $ 9,524 | $ 11,051 | $ 9,640 | $ 10,919 |
| Cost of revenues | 4,464 | 5,495 | 9,369 | 5,529 |
| Gross margin | $ 5,060 | $ 5,556 | $ 271 | $ 5,390 |
| Loss from operations | $ (3,454) | $ (1,817) | $ (7,197) | $ (2,178) |
| Net loss | $ (2,201) | $ (888) | $ (6,422) | $ (1,637) |
| Net loss per share, basic and diluted(2) | $ (0.09) | $ (0.04) | $ (0.27) | $ (0.07) |

(1) Loss from operations for the three months ended December 31, 2002 reflects the charge for impairment of goodwill and other intangible assets of $51.1 million.

(2) Net loss per share is calculated independently for each of the quarters presented. Therefore, the sum of the quarterly net loss per share will not necessarily equal the total for the year.

## Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Discovery Partners International, Inc.

We have audited the accompanying consolidated balance sheets of Discovery Partners International, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Discovery Partners International, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, Discovery Partners International, Inc. changed its method of accounting for purchased goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142 during the first quarter of fiscal 2002.

Ernst + Young LLP

San Diego, California
January 24, 2003

# Corporate Information

**CORPORATE HEADQUARTERS**

Discovery Partners International, Inc.
9640 Towne Centre Drive
San Diego, California 92121
Phone: (858) 455-8600
Fax: (858) 546-3081
www.discoverypartners.com

**EUROPEAN HEADQUARTERS**

Discovery Partners International AG Gewerbestrasse 16
CH-4123 Allschwil
Switzerland
Phone: +41 (0)61 487 85 85
Fax: +41 (0)61 487 85 99

**INDEPENDENT AUDITORS**

Ernst & Young LLP
San Diego, California

**TRANSFER AGENT**

American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Phone: (718) 921-8261

**SEC FORM 10-K**

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available, without charge, upon written request to:
Investor Relations
9640 Towne Centre Drive
San Diego, California 92121
Phone: (858) 455-8600
Fax: (858) 546-3081
investorinfo@discoverypartners.com

**ANNUAL MEETING**

All stockholders are invited to attend the annual meeting of Discovery Partners International, Inc. which will be held on:
Thursday, May 15, 2003 11:00 a.m.
Loews Coronado Bay Resort
4000 Coronado Bay Road
Coronado, CA 92118

**MARKET INFORMATION**

The Company's common stock trades on the Nasdaq National Market under the ticker symbol DPII. No cash dividends have been paid on the common stock and the Company does not anticipate any cash dividends in the foreseeable future. As of March 17, 2003 there were approximately 148 holders of record of the Company's common stock.

**PRICE RANGE OF COMMON STOCK**

YEAR ENDED DECEMBER 31, 2002

| | HIGH | LOW |
|---|---|---|
| 1st Quarter | $ 9.34 | $ 5.09 |
| 2nd Quarter | 8.15 | 4.95 |
| 3rd Quarter | 6.50 | 2.91 |
| 4th Quarter | 3.35 | 2.30 |

YEAR ENDED DECEMBER 31, 2001

| | HIGH | LOW |
|---|---|---|
| 1st Quarter | $11.625 | $ 5.375 |
| 2nd Quarter | 8.85 | 4.42 |
| 3rd Quarter | 5.78 | 3.26 |
| 4th Quarter | 7.50 | 3.00 |

YEAR ENDED DECEMBER 31, 2000

| | HIGH | LOW |
|---|---|---|
| 3rd Quarter (beginning July 27) | $26.00 | $17.375 |
| 4th Quarter | 22.50 | 5.625 |

**BOARD OF DIRECTORS**

Riccardo Pigliucci
Chairman of the Board
Chief Executive Officer

Dieter Hoehn
Independent Consultant

Sir Colin Dollery, PhD
Senior Consultant
GlaxoSmithKline

Harry F. Hixson, Jr., PhD
Chief Executive Officer and Chairman
Elitra Pharmaceuticals, Inc.

Alan J. Lewis, PhD
President
Signal Research Division - Celgene Corp.

John P. Walker
Chief Executive Officer and Chairman
Bayhill Therapeutics

**MANAGEMENT TEAM**

Riccardo Pigliucci
Chief Executive Officer

Taylor J. Crouch
President and Chief Operating Officer

Craig Kussman
Chief Financial Officer, Vice President Finance and Administration and Secretary

John Lillig
Chief Technology Officer

Douglas A. Livingston, Ph.D.
Senior Vice President and General Manager, Discovery Chemistry Services

Urs Regenass, PhD
Vice President, Integrated Drug Discovery

On December 18, 2002 Dr. David L. Coffen, our former Chief Scientific Officer, died of cancer. In his memory and grateful appreciation, Discovery Partners has established an annual financial award to recognize outstanding scientific achievement among the company's employees. The first annual David L. Coffen Memorial Award will be announced in December 2003.





Discovery Partners
INTERNATIONAL

9640 TOWNE CENTRE DRIVE
SAN DIEGO, CALIFORNIA 92121
TEL: (858) 455-8600 FAX: (858) 546-3081
WWW.DISCOVERYPARTNERS.COM